Contacts:

Lorus Therapeutics Inc.

Media Contacts

US Investor Relations

Grace Tse

Susana Hsu / Emily Brunner

Tim Clemensen

Corporate Communications

Mansfield Communications

Rubenstein & Co.

Tel: (416) 798-1200 ext. 380

(416) 599-0024 / (212) 370-5045

(212) 843-9337

Email: ir@lorusthera.com

susana@mcipr.com / emily@mcipr.com

tim@rir1.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS REPORTS SECOND QUARTER RESULTS

FOR FISCAL YEAR 2006

TORONTO, CANADA – January 16, 2006 – Lorus Therapeutics Inc. (“Lorus”) today reported financial results for the three and six-month periods ended November 30, 2005.  Unless specified otherwise, all amounts are in Canadian dollars.

PRODUCT UPDATES:

Virulizin®

Lorus reported during the quarter that the data from our Virulizin® Phase III clinical trial treating patients with metastatic pancreatic cancer did not reach statistical significance in terms of median overall survival times.  However, the data did show promising statistical trends in certain patient populations which we continue to evaluate.

GTI-2040

One of the lead drugs in Lorus’ antisense portfolio, GTI-2040, continues to advance in the clinic with six Phase II clinical trials underway sponsored by the National Cancer Institute (NCI) in six different indications.  During the quarter Lorus has continued to see exciting developments related to its antisense portfolio including:

•

In early December Lorus was pleased to announce positive findings in its clinical trial of GTI-2040 combined with cytarabine in patients with recurrent or refractory AML sponsored by the NCI.  These patients have few remaining treatment options and without novel therapies are candidates for bone marrow transplants. The clinical trial data presented showed complete responses in 44 per cent of patients 60 years of age or younger. Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed. Such patients usually have a very low expectation of complete response of approximately 10 to 20 per cent on salvage therapies such as high-dose cytarabine.

•

During the quarter Lorus announced the publication of interim results of the clinical trial of GTI-2040 in combination with docetaxel and prednisone in patients with hormone refractory prostate cancer (HRPC).  The publication reports that in patients evaluable for prostate-specific antigen (PSA) there were seven PSA responses (reductions of greater than 50%), seven disease stabilizations and one disease progression on this regimen of antisense therapy targeting the R2 component of ribonucleotide reductase combined with docetaxel and prednisone. One patient was inevaluable and eight were not yet assessed. PSA is overproduced in prostate cancer cells and is commonly used to assess disease progression and response.  Median survival in HRPC is a dismal 18 months despite initial responses to chemotherapy, so there is a need for novel combination therapies.

Small Molecule Program

The Lorus team is actively working on advancing its small molecule program at an accelerated pace, with the objective of moving a drug candidate into the clinic during calendar 2006.  During the first quarter Lorus announced continued success in the development of the small molecule anticancer program with the selection of a class of lead molecules. Two molecules from this class, ML-133 and LT-253, have been chosen as lead candidates for further development as novel anticancer drugs, based on the results of preclinical studies.

“The second quarter of 2006 has been challenging and exciting at the same time.” said Dr. Jim Wright, President and CEO.  “We have been very pleased with the data we have seen from our GTI-2040 Phase II clinical trials supported by the NCI while challenged with the mixed results of our Phase III clinical trial of Virulizin® and the subsequent corporate changes.  Although it has been an unusual quarter, Lorus has emerged with what continues to be a diversified product pipeline with seven Phase II clinical trials underway and a strong preclinical program.”

FINANCIAL RESULTS

Lorus’ cash used in operating activities was $2.4 million for the three months ended November 30, 2005 compared to $5.0 million in the same period last year.  For the six month period ended November 30, 2005 cash used in operating activities totaled $7.2 million compared with $10.8 million in the same period last year.  The decrease is primarily due to lower research and development expenditures during the quarter due to the close of our Virulizin® Phase III clinical trial in July 2005 as well as a higher accounts payable and accrued liabilities balance at November 30, 2005 offset by severance costs associated with the corporate changes announced during the quarter.

Net loss for the three months ended November 30, 2005 totaled $5.1 million ($0.03 per share) compared to a loss of $5.9 million ($0.03 per share) for the same period last year. For the six-month period ended November 30, 2005, net loss totaled $10.8 million ($0.06 per share) compared to $12.2 million ($0.07 per share) for the comparable period last year.   The year to date decrease in net loss is due primarily to a reduction of $2.3 million in research and development expenses offset by higher general and administrative expense of $330,000 due to severance costs as well as higher interest expense of $368,000 and accretion expense of $308,000 associated with the convertible debenture entered into during fiscal 2005.

Research and development expenses for the three months ended November 30, 2005 decreased to $2.6 million compared to $3.8 million for the same period last year. For the six months ended November 30, 2005, research and development expenses decreased to $6.6 million compared to $8.9 million for the same period last year.  The anticipated decrease in research and development activities relates primarily to lower clinical trial costs for the now complete Phase III trial of Virulizin® in comparison to the prior year when the trial was fully enrolled and underway.

General and administrative expenses for the three-month period ending November 30, 2005 increased to $1.6 million compared with $1.3 million in the same period last year.  General and administrative expenses for the six-month period ending November 30, 2005 increased to $2.7 million compared with $2.4 million in the same period last year.  The increase in general and administrative expense is due to severance costs of $468,000 resulting from corporate changes in November 2005 offset by lower payroll and operating costs subsequent to the changes.

Stock-based compensation expense decreased to $414,000 for the three months ended November 30, 2005 compared with $650,000 for the same period last year and $705,000 for the six months ended

November 30, 2005 compared with $861,000 for the six months ended November 30, 2004.   The decrease for the three-month period is the result of a stock option amendment in the prior year extending the contractual life of all options outstanding from five to ten years which resulted in a one time charge of $208,000.  In addition during the quarter there was a change in estimate related to some of the stock options with contingent vesting criteria leading to a reduction in expense of $78,000 during the quarter.  These one-time charges were offset by annual options granted in the second quarter in September 2005 compared with November in the prior year which resulted in two additional months of expense.  For the six month period the decrease in expense related to the option amendment and the reversal of expense is offset by a higher number of options issued year to date in comparison with the prior year.

Subsequent to the quarter end Lorus signed a term sheet in respect of a tax assisted financing which, if completed, will raise gross cash proceeds of $21.6 million as part of Lorus’ participation in the Biotechnology Investment Fund Program, managed by IATRA Management Services Corporation, a wholly-owned subsidiary of IATRA Life Sciences Corporation.  The completion of the transaction is subject to a number of conditions including regulatory approval, no requirements for shareholder approval and the completion of legal documentation satisfactory to the parties and is expected to close on or about February 15, 2006.

In addition, Lorus has signed a term sheet with the holder of its $15 million convertible secured debentures (the “Debentures”) The Erin Mills Investment Corporation (“TEMIC”), subject to the successful completion of the tax assisted financing transaction, to repay the Debentures prior to maturity.  In consideration of the early repayment of the Debentures, TEMIC has agreed to cancel the warrants exercisable at $1.00 per common share that were originally issued upon entering into the debenture agreement in October 2004.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three	Six	Six
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian Dollars)	Nov 30, 2005	Nov 30, 2004	Nov 30, 2005	Nov 30, 2004
REVENUE	$ 6	$ 1	$ 7	$ 3
	6	1
EXPENSES
Cost of sales	1	1	1	1
Research and development	2,631	3,838	6,588	8,887
General and administrative	1,619	1,333	2,695	2,358
Stock-based compensation	414	650	705	861
Depreciation and amortization	130	144	260	251
Operating expenses	4,795	5,966	10,249	12,358
Interest expense on convertible debentures	209	39	407	39
Accretion in carrying value of convertible debentures	180	58	366	58
Amortization of deferred financing charges	19	19	39	19
Interest income	(95)	(136)	(210)	(281)
Loss for the period	5,102	5,945	10,844	12,190
Deficit, beginning of period	152,385	130,826	146,643	124,581
Deficit, end of period	$ 157,487	$ 136,771	$ 157,487	$ 136,771
Basic and diluted loss per common share	$ 0.03	$ 0.03	$ 0.06	$ 0.07
Weighted average number of common shares

outstanding used in the calculation of
basic and diluted loss per share	173,110	172,000	172,911	171,901

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on Thursday January 19, 2006.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com

4